EXHIBIT 99.2

RYDER SCOTT COMPANY
PETROLEUM CONSULTANTS

1100 LOUISIANA       SUITE 3800       HOUSTON, TEXAS 77002-5218       TELEPHONE (713) 651-9191       FAX (713) 651-0849

August 12, 2002

Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380

RE: Proved Reserves Status
Marco Polo Discovery

Gentlemen:

     Ryder Scott was asked by Anadarko Petroleum Corporation to review internal oil and gas reserves studies of their Marco Polo Field (Green Canyon Block 608) located in federal waters offshore Louisiana.

Scope of Assignment

     The question Anadarko has asked is whether the technical data that was gathered and then used for these reserve studies is sufficient in quality and quantity to support an SEC Proved reserves classification. Our opinion, based upon our reserve work in over 2,000 Gulf of Mexico (GOM) blocks, is that the logs, cores, seismic and MDT data conclusively indicate high quality reservoir rocks and that this aggregated and complementary data is sufficient to form a "compelling case" to classify Marco Polo as having Proved reserves. Below is an outline of our general methodology for reserve analysis in the Gulf Coast / Gulf of Mexico and how the data in Marco Polo Field compares to our GOM database.

MARCO POLO discovery
Deepwater Gulf of Mexico
Anadarko Petroleum Corporation

Ryder Scott Company review - August 2002

Ryder Scott Company review team:

                        Ronald Harrell - CEO
                        John Hodgin - Exec VP & Chief Geologist
                        Joe Magoto - Sr. VP Reservoir Engineering & Head of Management Advisory services

General discussion on Ryder Scott Company reserves booking

Key parameters used for typical Ryder Scott Company's (RSC) Gulf of Mexico (GOM) Analysis

1.  Porosity from Logs
2.  Porosity from side-wall Cores
3.  Porosity & Permeability from whole Cores
4.  Water saturation from open hole resistivity, Neutron-density, Gamma ray & SP logs
5.  Hydrocarbon PVT fluid analysis obtained from multiple MDT's
6.  Reservoir continuity from Log correlations
7.  Reservoir continuity from MDT pressure analysis
8.  Recovery Factors based on Aquifer size
9.  Comparison of all above and to RSC data base in Miocene Gulf Coast sands

Ryder Scott Company approach to above parameters in approximate order of analysis.

1.  Primary tool used - Log Analysis

a.  Does the reservoir meet Porosity requirements for GOM based upon RSC data base
b.  Does the reservoir meet Salt Water Saturation cutoff requirements for GOM

2.  Core Analysis - Side-wall cores calibration of Porosity to Logs

3.  Core Analysis - Whole core sometimes taken for increased certainty-more important in lower quality, higher shale content rock than present in subject field.

4.  MDT tests - how we use the data:

a.  Fluid samples for Hydrocarbon type and Oil quality including GOR.
b.  Bottom hole pressure measurements
c.  Multiple MDT pressures taken to establish pressure gradients with reservoir depths

1.  Used between wells to establish reservoir continuity between updip and downdip wells
2.  Used to estimate Oil/Water contacts in conjunction with Seismic data

5.  DST or Conventional test through perforations after well completed-used in GOM primarily for Facility design or in shallow water (~ 50') where exploratory wells are saved to become producing wells. In that environment, tests have minimal additional costs or safety / EPA issues that are overiding problems in normal GOM shelf waters and especially deep water (> 400 meters).

Specific discussion of Anadarko's Marco Polo field in Gulf of Mexico

Status of development at August 2002:
                                  4 Expendable open hole logged wells
                                  4 Development wells

     Ryder Scott Company performed a limited review of Anadarko's Original-Oil-in-Place (OOIP). We conclude that the Structures are sufficiently well defined by the 4 Expendable wells and the 3-D Seismic data to define the same order of magnitude volumes, but we have not performed an independent estimate of the Pay counts nor constructed Isopach Maps. However, the sands are massive and clean enough that a visual inspection of the logs is sufficient for us to audit Anadarko's porosity and water saturations. After an additional audit of Anadarko's log analysis, we concluded that if RSC independently analyzed this field for official reserves certification, our porosity values would be approximately the same average as Anadarko's, which was 30%. This 30% average porosity (and permeability confirmed by whole cores) is sufficiently high that sands 50 to 100' thick typically flow 10,000 to 15,000 bopd. However Anadarko has used only 2,100 bopd per well for their SEC reserve forecast. It is our opinion, based upon both Darcy's Law flow rate calculations and analogies to other GOM fields, that the actual producing rates will be much higher.

     We have taken Anadarko's reservoir parameters (see attached) and have independently calculated flow rates of 4,000 bopd for 50' sands and up to 8,000 bopd for 100' +/- sands using only 10% bottom hole pressure draw-down. Additionally based upon analogies, we would expect actual, possibly commingled flow rates to exceed 10,000 bopd. As part of our GOM database, we have had occasion to audit recently 2 of the nearest offset discoveries, which happen to be located in the same Geologic basin. Those discoveries have porosities generally around 26 to 28%. Wells in those 2 discoveries are forecasted to flow at 15,000 to 17,000 bopd due to tubing restrictions, but potentially calculate as high as 30,000 bopd without restriction. Both of those discoveries have lower GOR's and less mobile oil than Marco Polo.

Conclusions

     The 1978 SEC reserves definitions clearly state that "Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test". Other parts of the definitions relate to fluid contacts, pricing, costs and development status. Anadarko has not conducted any traditional flow tests in their evaluation of the Marco Polo Field but has acquired all of the information obtainable from a flow test through other more safe, cost effective and environmentally sensitive means. All of these techniques, which include advanced well log suites, core analyses and down-hole sampling and flow testing, represent proven technologies developed or advanced beyond those available in 1978.

     After a careful review of the data provided by Anadarko, both raw and interpreted, we conclude that you have acquired the necessary information to support economic producibility without conducting the type of flow testing envisioned in 1978 and that you have effectively met the SEC reserves definitions in that regard.

     It is also our experience that the practice of conducting a traditional flow test in the U.S. Gulf Coast and the Gulf of Mexico is limited to those circumstances where down-hole data are (1) not sufficiently conclusive to meet the "economic producibility" required or (2) where a level of refinement is needed in designing facilities to meet the expected rates of flow.

Consent

     Anadarko is authorized to incorporate this letter in its required financial reporting or in communications with the U.S. SEC as long as the entire letter report is used. We would grant our consent for Anadarko to use selected portions of this report only upon specific review of the passages sought to be included. This consent is being granted for a limited time period not to exceed approximately 90 days from the effective date of this report.
RYDER SCOTT COMPANY
PETROLEUM CONSULTANTS

Ronald Harrell, P.E., Chairman & CEO

Attachment
MARCO POLO discovery
Deepwater Gulf of Mexico
Anadarko Petroleum Corporation

Ryder Scott Company flow rate calculations - August 2002

Rock data
	Porosity	29.9%
	Permeability - k	215	md
	Water saturation - Sw	32.9%

Reservoir data
	Pressure - BHP initial	7433	psia
	Temperature - reservoir	121	F
	Pay -average net feet	113	feet

Fluid properties
	Oil gravity - API	32
	Solution Gas GOR	920	scf / bbl
	viscosity	1.2	cp
	bubble point	2750	#

Producing conditions
	Drawdown ~ 10%	750
	skin factor gravel-packed	2

Calculated Initial rate		8,200	bopd